SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 1, 2012

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia Siemens Networks press release dated October 2, 2012: Nokia Siemens Networks sells IPTV assets to Accenture

Nokia Siemens Networks press release dated October 2, 2012: Nokia Siemens Networks closes the sale of Belgacom related IPTV assets

Nokia press release dated October 12, 2012: Nokia completes divestment of Vertu to EQT VI

Nokia stock exchange release dated October 24, 2012: Changes in Nokia Corporation’s own shares

Press Release

Espoo, Finland — October 2, 2012

Nokia Siemens Networks sells IPTV assets to Accenture

Nokia Siemens Networks has closed the sale of IPTV assets to Accenture (NYSE: ACN). The divestment is part of Nokia Siemens Networks’ strategy to focus on mobile broadband and services.

A total of 17 employees are joining Accenture from Nokia Siemens Networks.

The transaction does not include the Nokia Siemens Networks’ Belgacom related IPTV assets.

Selected smaller IPTV customers are out of scope of this transaction. Nokia Siemens Networks is working closely with these customers to identify the best possible way forward on a case by case basis.

Terms of the transaction were not disclosed.

About Nokia Siemens Networks

Nokia Siemens Networks is the world’s specialist in mobile broadband. From the first ever call on GSM, to the first call on LTE, we operate at the forefront of each generation of mobile technology. Our global experts invent the new capabilities our customers need in their networks. We provide the world’s most efficient mobile networks, the intelligence to maximize the value of those networks, and the services to make it all work seamlessly.

With headquarters in Espoo, Finland, we operate in over 150 countries and had net sales of over 14 billion euros in 2011. http://www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Johanna Harjula

Media Relations

E-mail: johanna.harjula@nsn.com

Phone: +358 7140 17989

Press Office

E-mail: mediarelations@nsn.com

Phone: +358 7140 02869

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

1

Press Release

Espoo, Finland — October 2, 2012

Nokia Siemens Networks closes the sale of Belgacom related IPTV assets

Nokia Siemens Networks has closed the sale of its Belgacom related IPTV assets to Belgacom. The divestment is part of Nokia Siemens Networks’ strategy to focus on mobile broadband and services.

As part of the transaction, Belgacom was granted a perpetual IP license on the IPTV software.

A total of 23 employees are joining Belgacom from Nokia Siemens Networks.

About Nokia Siemens Networks

Nokia Siemens Networks is the world’s specialist in mobile broadband. From the first ever call on GSM, to the first call on LTE, we operate at the forefront of each generation of mobile technology. Our global experts invent the new capabilities our customers need in their networks. We provide the world’s most efficient mobile networks, the intelligence to maximize the value of those networks, and the services to make it all work seamlessly.

With headquarters in Espoo, Finland, we operate in over 150 countries and had net sales of over 14 billion euros in 2011. http://www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Johanna Harjula

Media Relations

E-mail: johanna.harjula@nsn.com

Phone: +358 7140 17989

Press Office

E-mail: mediarelations@nsn.com

Phone: +358 7140 02869

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

1

PRESS RELEASE

October 12, 2012

Nokia completes divestment of Vertu to EQT VI

Espoo, Finland - Nokia has completed its divestment of Vertu, the global leader in luxury mobile phones, to EQT VI. The transaction was originally announced on June 14, 2012.  As part of the transaction, approximately 1,000 employees have transferred with Vertu. Nokia retains a 10% minority shareholding in Vertu.

About Nokia
Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

1

PRESS RELEASE

October 24, 2012

Changes in Nokia Corporation’s own shares

Nokia Corporation
Stock exchange release
October 24, 2012 at 13.35 (CET +1)

Espoo, Finland — Based on previously announced decisions of the Board of Directors to issue shares held by the Company, 1363 Nokia shares (NOK1V) held by the Company were today transferred to participants of Nokia’s equity-based incentive plans as settlement in accordance with the plan rules.

About Nokia
Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2012		Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal